Exhibit 99.2

Results of Annual General Meeting

Melbourne, Australia, November 21, 2023: Immuron Limited (ASX: IMC, NASDAQ: IMRN) advises that resolutions 1, 2, 4, 5 and 6 considered at the Annual General Meeting held earlier today were carried by a poll. Resolution 3, Approval of increased placement capacity, was not passed.

In accordance with Listing Rule 3.13.2 and Section 251AA of the Corporations Act 2001, details of the resolutions and the proxies received in respect of each resolution are attached.

Phillip Hains
Company Secretary

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercialising orally delivered targeted polyclonal antibodies for the treatment of infectious diseases.

For more information visit: http://www.immuron.com

Disclosure of Proxy Votes
Immuron Limited	GPO Box 5193, Sydney, NSW 2001
Annual General Meeting Tuesday, 21 November 2023	P 1300 288 664 (aus) or +61 (0)2 9698 5414 (world)
F +61 (0)2 8583 3040 E hello@automic.com.au
ABN 27 152 260 814

In accordance with section 251AA of the Corporations Act 2001, the following information is provided in relation to resolutions put to members at the meeting.

	Decided by Show of	Total Number of Proxy Votes exercisable by proxies	Proxy Votes				Poll Results (if applicable)			Results
Resolution	Hands (S) or Poll (P)	validly appointed	FOR	AGAINST	ABSTAIN	PROXY’S DISCRETION	FOR	AGAINST	ABSTAIN	OUTCOME
1 Adoption of Remuneration Report	P	27,081,372	21,217,240 78.35%	5,831,361 21.53%	1,565,693	32,771 0.12%	28,582,198 78.49%	7,831,361 21.51%	1,565,693	-
2 Re-election of Dr Roger Aston	P	32,351,601	29,364,340 90.77%	2,939,490 9.09%	2,338,378	47,771 0.15%	38,744,298 92.95%	2,939,490 7.05%	2,338,378	Passed
3 Approval of increased placement capacity	P	34,284,689	22,757,363 66.38%	11,479,555 33.48%	405,290	47,771 0.14%	32,137,321 73.68%	11,479,555 26.32%	405,290	Not Passed
4 Approval to Amend Constitution - Employee share scheme provisions	P	33,902,049	28,831,941 85.04%	5,012,337 14.78%	766,730	57,771 0.17%	38,221,899 88.41%	5,012,337 11.59%	766,730	Passed
5 Approval of Omnibus Incentive Plan	P	26,025,967	21,210,445 81.50%	4,782,751 18.38%	2,621,098	32,771 0.13%	28,575,403 85.66%	4,782,751 14.34%	4,621,098	Passed
6 Approval of the Issue of Options to Mr Paul Brennan	P	25,761,232	19,390,967 75.27%	6,322,494 24.54%	2,907,033	47,771 0.19%	28,770,925 81.98%	6,322,494 18.02%	2,907,033	Passed